A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference, in the Form SB-2 of Cascade Energy, Inc. on. (the "Company"), of our report of April 20, 2005 on the financial statements as of February 28, 2005 and for the year then ended. We also consent to the reference to our firm under the heading “Experts” in the Form SB-2. Our report dated April 20, 2005 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ “AMISANO HANSON”

AMISANO HANSON

Chartered Accountants

Vancouver, BC, Canada

January 12, 2006

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net